FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of July, 2002
                                          -----------

                               Trimark Energy Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes               No    X
                                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   July 25, 2002                   By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:              X     Schedule A
                                   -------
                                      X     Schedules B & C
                                   -------
                                   (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                     TRIMARK ENERGY LTD.
                                   ---------------------------------------------
ISSUER ADDRESS                     #1305 - 1090 WEST GEORGIA STREET
                                   VANCOUVER, BC   V6E 3V7
                                   ---------------------------------------------
ISSUER TELEPHONE NUMBER            (604) 685-9316
                                   ---------------------------------------------
ISSUER FAX NUMBER                  (604) 683-1585
                                   ---------------------------------------------
CONTACT PERSON                     MR. NICK DEMARE
                                   ---------------------------------------------
CONTACT'S POSITION                 DIRECTOR
                                   ---------------------------------------------
CONTACT'S TELEPHONE NUMBER         (604) 685-9316
                                   ---------------------------------------------
CONTACT'S E-MAIL ADDRESS           ndemare@chasemgt.com
                                   ---------------------------------------------
WEBSITE                            N/A
                                   ---------------------------------------------
FOR QUARTER ENDED                  MAY 31, 2002
                                   ---------------------------------------------
DATE OF REPORT                     JULY 25, 2002
                                   ---------------------------------------------


                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DONALD W. BUSBY            /s/ Donald W. Busby                 02/07/25
------------------         -------------------        --------------------------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

NICK DEMARE                /s/ Nick DeMare                     02/07/25
------------------         -------------------        --------------------------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A











--------------------------------------------------------------------------------



                               TRIMARK ENERGY LTD.

                        (formerly Trimark Oil & Gas Ltd.)


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                  MAY 31, 2002

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                          As at        As at
                                                         May 31,     August 31,
                                                          2002          2001
                                                            $            $



                                   A S S E T S
CURRENT ASSETS

Cash                                                       56,397       214,390
Amounts receivable                                         16,803        48,942
Inventory                                                       -        70,050
Current portion of other assets (Note 3)                        -       193,463
Marketable securities (Note 4)                            383,181             -
                                                    -------------  ------------
                                                          456,381       526,845

PETROLEUM AND NATURAL GAS INTERESTS (Note 2)            4,390,651     7,022,246

OTHER ASSETS (Note 3)                                     169,553       619,080
                                                    -------------  ------------
                                                        5,016,585     8,168,171
                                                    =============  ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                1,169,497       520,629
Advances (Note 5)                                         553,200       553,200
                                                    -------------  ------------
                                                        1,722,697     1,073,829
                                                    -------------  ------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 6)                                 19,537,102    19,537,102

DEFICIT                                               (16,243,214)  (12,442,760)
                                                    -------------  ------------
                                                        3,293,888     7,094,342
                                                    -------------  ------------
                                                        5,016,585     8,168,171
                                                    =============  ============

APPROVED BY THE DIRECTORS

/s/ Donald W. Busby
------------------------------
Director

/s/ Nick DeMare
------------------------------
Director


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                        FOR THE NINE MONTHS ENDED MAY 31
                      (Unaudited - Prepared by Management)



                                            Three Months Ended May 31,         Nine Months Ended May 31,
                                         ------------------------------     ------------------------------
                                              2002              2001              2002             2001
                                                $                 $                $                 $

REVENUES

Oil and gas sales                              28,332           208,365           83,709           467,971
Interest and other                                833            24,625           35,783            83,813
                                         ------------     -------------     ------------      ------------
                                               29,165           232,990          119,492           551,784
                                         ------------     -------------     ------------      ------------

OTHER EXPENSES

Production                                     38,534            60,459          102,835           136,495
Depreciation, depletion and impairment        441,937            59,371        3,364,197           147,667
General and administration                     26,245            64,657          194,215           206,498
                                         ------------     -------------     ------------      ------------
                                              506,716           184,487        3,661,247           490,660
                                         ------------     -------------     ------------      ------------
LOSS ON MARKETABLE SECURITIES                 258,699                 -          258,699                 -
                                         ------------     -------------     ------------      ------------
NET INCOME (LOSS) FOR THE PERIOD             (736,250)           48,503       (3,800,454)           61,124

DEFICIT - BEGINNING OF THE PERIOD         (15,506,964)       (7,381,859)     (12,442,760)       (7,394,480)
                                         ------------     -------------     ------------      ------------
DEFICIT - END OF THE PERIOD               (16,243,214)       (7,333,356)     (16,243,214)       (7,333,356)
                                         ============     =============     ============      ============
INCOME (LOSS) PER COMMON SHARE                $(0.25)             $0.02          $(1.30)             $0.03
                                         ============     =============     ============      ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                        FOR THE NINE MONTHS ENDED MAY 31
                      (Unaudited - Prepared by Management)



                                               Three Months Ended May 31,          Nine Months Ended May 31,
                                            ------------------------------      -----------------------------
                                                 2002            2001            2002              2001
                                                  $               $               $                 $

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES

Net income (loss) for the period               (736,250)         48,503       (3,800,454)           61,124
Items not involving cash
   Depreciation, depletion and impairment       441,937          59,371        3,364,197           147,667
   Effect of unrealized foreign
        exchange (gain) loss other assets         9,650          (7,403)         (20,275)          (38,588)
                                            -----------    ------------      -----------       -----------
                                               (284,663)        100,471         (456,532)          170,203

(Increase) decrease in amounts receivable        24,761         (24,636)          32,139            29,023
Increase in marketable securities (Note 4)     (383,181)              -         (383,181)                -
Decrease in other assets                        641,880               -          641,880                 -
Decrease (increase) in inventory supplies             -               -           70,050           (91,625)
Increase (decrease) in accounts payable
   and accrued liabilities                      (75,473)        397,414          648,868           125,654
                                            -----------    ------------      -----------       -----------
                                                (76,676)        473,249          553,224           233,255
                                            -----------    ------------      -----------       -----------
FINANCING ACTIVITIES

Issuance of common shares                             -               -                -         1,144,000
Share subscriptions received                          -         113,985                -           113,985
Share issue costs                                     -               -                -              (794)
                                            -----------    ------------      -----------       -----------
                                                      -         113,985                -         1,257,191
                                            -----------    ------------      -----------       -----------
INVESTING ACTIVITIES

Other assets                                     14,966          (3,362)          21,385            (3,362)
Additions to petroleum interests                 35,904      (1,265,584)        (732,602)       (2,566,577)
                                            -----------    ------------      -----------       -----------
                                                 50,870      (1,268,946)        (711,217)       (2,569,939)
                                            -----------    ------------      -----------       -----------
DECREASE IN CASH                                (25,806)       (681,712)        (157,993)       (1,079,493)

CASH - BEGINNING OF PERIOD                       82,203         908,927          214,390         1,306,708
                                            -----------    ------------      -----------       -----------
CASH - END OF PERIOD                             56,397         227,215           56,397           227,215
                                            ===========    ============      ===========       ===========


SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash activities

During the quarter ended May 31, 2002, the Company received marketable securities with a value of $383,181 on the conversion of a convertible note, as described in Note 4.


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2002
                      (Unaudited - Prepared by Management)


1.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


2.   PETROLEUM AND NATURAL GAS INTERESTS

                                                         As at         As at
                                                        May 31,      August 31,
                                                         2002           2001
                                                           $              $

     Evaluated Properties
          Acquisitions and leasehold costs             5,830,462      5,829,076
          Exploration and development costs            4,796,990      4,185,331
          Gathering facility                             408,860        146,242
                                                   -------------    -----------
                                                      11,036,312     10,160,649
                                                   -------------    -----------
     Unevaluated Properties
          Acquisitions and leasehold costs             2,680,558      2,680,558
          Exploration costs                            2,901,626      3,044,687
                                                   -------------    -----------
                                                       5,582,184      5,725,245
                                                   -------------    -----------
                                                      16,618,496     15,885,894
     Less: accumulated depreciation,
        depletion and impairment                     (12,227,845)    (8,863,648)
                                                   -------------    -----------
                                                       4,390,651      7,022,246
                                                   =============    ===========

     During the nine months ended May 31, 2002, the Company wrote down the carrying value of its petroleum and natural gas interests by $3,192,631 from the ceiling test performed effective May 31, 2002. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2002
                      (Unaudited - Prepared by Management)


3.   OTHER ASSETS

                                                         As at          As at
                                                        May 31,       August 31,
                                                         2002           2001
                                                           $              $

     Convertible note (Note 4)                                 -        619,080
     Loan to officer                                     169,553        193,463
                                                      ----------     ----------
                                                         169,553        812,543
     Less current portion                                      -        193,463
                                                      ----------     ----------
                                                         169,553        619,080
                                                      ==========     ==========


4.   MARKETABLE SECURITIES

     During the quarter ended May 31, 2002, Alpnet Inc., the issuer of a note held by the Company, was taken over by SDL, plc ("SDL"), a London Stock Exchange listed company. As part of this take- over, the Company's debenture in Alpnet was converted into 275,862 common shares of SDL. As of May 31, 2002, the quoted market value of the shares of SDL was $383,181. Accordingly, a write- down of $258,699 was made.


5.   ADVANCES

     During the year ended August 31, 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. The terms initially proposed was that the debentures bear interest at 10% per annum with interest. In light of the current market conditions the Company and the subscribers are negotiating a revision to the terms and features. During the nine months ended May 31, 2002, the Company has recorded $41,414 of interest expense, based on a rate of 10% per annum. The amount has been included in accounts payable and accrued liabilities. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $153,200.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2002
                      (Unaudited - Prepared by Management)


6.   SHARE CAPITAL

     Authorized  -  unlimited   common  shares  without  par  value  Issued  and
     outstanding -

                                                          Number           $

     Balance, August 31, 2001 and May 31, 2002           2,926,859    19,537,102
                                                       ===========   ===========

     On March 21, 2002, the Company completed a consolidation of its share capital on a 1 new for 7 old basis and changed its name to Trimark Energy Ltd. The comparative balances have been adjusted accordingly.


7.   RELATED PARTY TRANSACTIONS

     (a) During the nine months ended May 31, 2002, the Company was charged $143,422 for management, professional, accounting and administrative fees provided by directors of the company or companies controlled by directors of the Company.

     (b) As at May 31, 2002, accounts payable and accrued liabilities include $120,752 due to Hilton and $21,000 due to a private corporation owned by a director of the Company.

     (c)  See also Notes 3 and 5.


8.   SEGMENTED INFORMATION

     As at May 31, 2002, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                           Nine Months Ended May 31, 2002
                                   ---------------------------------------------
                                    Identifiable                        Net
                                       Assets         Revenues     Income (Loss)
                                          $                $              $

     United States                    4,598,184           96,127     (3,417,984)
     Canada                             418,401           23,365       (382,470)
                                   ------------     ------------   ------------
                                      5,016,585          119,492     (3,800,454)
                                   ============     ============   ============

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2002
                      (Unaudited - Prepared by Management)


8.   SEGMENTED INFORMATION (continued)

                                      Nine Months Ended May 31, 2001
                           ---------------------------------------------------
                            Identifiable                              Net
                               Assets            Revenues        Income (Loss)
                                 $                   $                 $

     United States          10,740,382             479,965            99,465
     Canada                    840,214              71,819           (38,341)
                           -----------         -----------        ----------
                            11,580,596             551,784            61,124
                           ===========         ===========        ==========

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE NINE MONTHS ENDED MAY 31, 2002


1.(a)  GENERAL AND ADMINISTRATIVE EXPENSES

       General and administrative expenses for the nine months ended May 31, 2002:

                                                                         $

       Administration and accounting                                    56,879
       Audit and legal                                                  23,533
       Directors fees                                                    6,986
       Interest expense                                                 41,414
       Foreign exchange                                                (62,832)
       Investor relations                                                6,000
       Management                                                       99,559
       Office                                                            4,918
       Shareholder communications                                        4,802
       Transfer agent and regulatory filing                             12,834
       Travel                                                              122
                                                                    ----------
                                                                       194,215
                                                                    ==========

1.(b) RELATED PARTY TRANSACTIONS

      (a)  During the nine months ended May 31, 2002, the Company:

            i) was charged $99,559 for management services provided by a company owned by a director, $37,005 for administration and accounting services by a company owned by a director, and $6,986 for professional fees provided by directors of the Company; and

           ii) received $21,385 (US$14,000) loan repayment and recorded interest income of $7,715 (US$4,882) relating to a US $125,000 relocation loan provided to the President of the Company. As at May 31, 2002, interest income of $7,715 was received.

      (b) As at May 31, 2002, the Company has received $153,200 on account of a proposed debenture financing from Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company.

      (c) As at May 31, 2002, accounts payable and accrued liabilities include $120,752 due to Hilton from oil and gas operations.

      (d) As at May 31, 2002, accounts payable and accrued liabilities include $21,000 due to a private corporation owned by a director of the Company.

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE NINE MONTHS ENDED MAY 31, 2002


2.(a)  NO SECURITIES WERE ISSUED DURING THE NINE MONTHS ENDED MAY 31, 2002


2.(b)  NO OPTIONS WERE GRANTED DURING THE NINE MONTHS ENDED MAY 31, 2002


3.(a)  AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2002

                                                             Issued
                                  Authorized        ---------------------------
       Class      Par Value          Number          Number            Amount
       -----      ---------       ----------        ---------       -----------
       Common        WPV           Unlimited        2,926,859       $19,537,102

       On March 21, 2002, the Company completed a consolidation of its share capital on a 1 new for 7 old basis and changed its name to Trimark Energy Ltd.


3.(b)  OPTIONS AND WARRANTS OUTSTANDING AS AT MAY 31, 2002

                                      Exercise Price
       Security          Number         Per Share         Expiry Date

       Options           73,143           $1.05           Jul. 23/02
       Options           17,857           $1.05           Oct. 01/02
       Options          107,143           $1.05           Jan. 25/04
       Options            7,143           $1.05           Dec. 31/04
                        -------
                        205,286
                        =======

       Warrants          16,938           $5.88           Jun. 19/02
       Warrants          71,429           $3.64           Jan. 16/03
       Warrants         242,857           $3.64           Mar. 06/03
       Warrants         154,571           $4.34           Aug. 15/03
       Warrants          57,143           $4.34           Aug. 15/02
                        -------
                        542,938
                        =======


3.(c)  SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2002

       1,488 remain held in escrow as at May 31, 2002.

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE NINE MONTHS ENDED MAY 31, 2002


3.(d)  LIST OF DIRECTORS AND OFFICERS AS AT MAY 31, 2002

       Directors:
          Donald W. Busby
          Nick DeMare
          George Muscroft
          Dick Darrow

         Officers:
          Donald W. Busby, President, Chairman & CEO
          Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS

Description of Business

The Company is an independent oil and gas exploration company with its shares listed for trading on the TSX Venture Exchange. The Company's shares also trade on the OTC Bulletin Board. The Company's business focus is exploring for and developing oil and gas reserves. To date, the primary focus of its activity has been in the San Joaquin and Sacramento Basins of California.

Election of Directors and Appointment of Officers

At the annual general meeting held February 22, 2002, Messrs. Donald W. Busby, Richard Darrow, Nick DeMare and George Muscroft were re-elected as directors. The Company also re-appointed Mr. Busby as President and Chief Executive Officer and Mr. Harvey Lim as Corporate Secretary.

Operations

During the nine months ended May 31, 2002, the Company recorded a loss of $3,800,454 ($1.30 per share), an increase in loss of $3,861,578 from an income of $61,124 ($0.03 per share) incurred in 2001. The increase in loss for 2002 was due primarily to a write-down of $3,192,631 relating to the Company's abandonment of its involvement in the San Joaquin Joint Venture and Regional California petroleum and natural gas interests.

Revenue from oil and gas sales decreased by 82% during 2002, from $467,971 in 2001 to $83,709 in 2002. The decrease in 2002 was due to the significant decrease in ELH #1 production compared to 2001. Production at ELH #1 will remain at constrained levels until a water disposal well is completed.

Revenue from oil sales decreased 36% from $82,329 in 2001 to $52,403 in 2002. Oil production decreased 17% from 2,048 BBLS in 2001 to 1,706 BBLS in 2002 and average selling prices received decreased 24%, from $40.20/BBL in 2001 to $30.72/BBL in 2002. Revenue from natural gas sales decreased 92%, from $385,642 in 2001 to $31,306 in 2002. Natural gas production decreased 74%, from 40,939 MCF in 2001 to 10,661 MCF in 2002. In addition, the average selling price of natural gas during 2002 received by the Company decreased 64%, from $9.29/MCF in 2001 to $3.37/MCF in 2002.

The Company's production expenses decreased 25% to $102,835 in 2002 from $136,495 in 2001. On a per unit basis, production expenses increased to $4.87/MCF in 2002 from $3.31/MCF in 2001, reflecting the impact of the reduced production in 2002.

During the nine months ended May 31, 2002, the Company recorded depreciation and depletion charges of $171,566, compared to $147,667 in 2001. The depreciation and depletion rate increased from $3.58/MCFE in 2001 to $8.12/MCFE in 2002. In addition, the Company recorded a non-cash impairment charge of $3,192,631 during the nine months ended May 31, 2002 as a result of the ceiling test performed effective May 31, 2002. The increased depreciation and depletion rate and the impairment charge reflect the unsuccessful exploration results in Regional California and the Company's abandonment in the San Joaquin

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)

Joint Venture. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs decreased by $12,283, from $206,498 in 2001 to $194,215 in 2002. Of the decrease, $7,537 is attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances. The Company recorded a $62,832 foreign exchange gain in 2002, compared to foreign exchange gain of $70,369 in 2001. Management and professional fees increased by $23,454 from $83,091 in 2001 to $106,545 in 2002. The Company recorded a $41,414 interest expense on the $553,200 advances which were made late in the fiscal year ended August 31, 2001. Investor relations expenses decreased by $30,277 from $36,277 in 2001 to $6,000 in 2002. The travel expenses decreased by $29,608 from $29,730 in 2001 to $122 in 2002. The office expenses also decreased by $16,657 from $21,575 in 2001 to $4,918 in 2002.

During the nine months ended May 31, 2002, the Company recorded $732,602 in expenditures on its petroleum interests, which was primarily comprised of the funding of: i) $693,489 towards the East Lost Hills and San Joaquin Projects, mainly in the funding of the drilling of the ELH #4 and #9 wells and Pyramid Hills prospect; and ii) $39,113 for the exploration and drilling costs of the Regional California Prospects. As at $794,916 remained unpaid and has been recorded as amounts due to operators.

Liquidity and Capital Resources

At May 31, 2002, the Company had a working capital deficit of $1,266,316. A significant portion of this working capital deficit arises from amounts due to the operator of East Lost Hills. The Company has recorded a net amount due to the operator of $794,916. Substantially all of this amount is on account of drilling activities at the Pyramid Hills well, a well in which the Company is no longer a participant. The Company believes this payable can be reversed and is awaiting written confirmation of its position.

The disappointing operating results at East Lost Hills and specifically, the ability to advance this project and demonstrate its viability, has resulted in a very low stock price for the Company, making it very difficult to raise additional funding. As the Company's main oil and gas asset is the East Lost Hills project, there is a direct relationship between positive operating developments and the Company's ability to raise additional capital for the project. In the past, the Company had been able to raise substantial funds to sustain development costs. Over the past few months, the Company has not been able to raise additional capital for this project, either through additional equity placement or sale of a portion of its interest in the project and the cash flow from the project has not been sufficient to sustain development costs.

On May 29, 2002, the Company announced an agreement in principle regarding the East Lost Hills #4 and #9 wells. A formal agreement between the Company, the operator, and certain other participants in the East Lost Hills joint venture has now been finalized. The principal intent of the agreement is that the Company's share of drilling, testing and completion costs for the ELH #4 and #9 wells will be paid by other participants and in return these participants will assume the Company's working interest in these wells until 300% of the costs are recovered from revenues from each respective well. The completion of this agreement has


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BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)

extinguished approximately US$401,500 in debts and has relieved the Company of any further funding obligations for the ELH #4 and #9 wells. This agreement was seen as beneficial as it allowed the Company to remain in the project and alleviated the related financial burdens. In addition, the Company believes that all amounts due to the operator from the Pyramid Hills well can be reversed as payables. The financial condition of the Company with respect to its debts to the operator of the East Lost Hills project is manageable.

Subsequent to May 31, 2002, the Company announced a non-brokered private placement financing of up to 2,000,000 common shares at a price of $0.25 per share. The proceeds from the financing will be used for working capital purposes. The participants in this placement include directors of the Company. This financing is subject to regulatory approval.

Properties Update

1.   General

With the change in operator at the East Lost Hills project the Company anticipated that the future development of the project would proceed rapidly and with minimal operational problems. To the contrary, the ongoing development of this project has continued to be plagued with problems. The slow pace of development and progress on key operational issues have had a negative impact on the Company's stock price. It has been almost four years since the initial test well on this prospect commenced and while the promise remains; it remains to be seen whether it can be realized by the Company.

2.   East Lost Hills Wells

(a)  East Lost Hills #1

The ELH #1 well continues to produce at constrained levels, still requiring water disposal facilities. The operator has reported that they have been unable to negotiate a contract with the owner of the land at the proposed site of the disposal well. The operator has indicated that it has contacted an alternate surface owner in the same area and that they are attempting to negotiate access to this surface for a water disposal well.

The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project.

It is not known when this water disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)

(b)  East Lost Hills #2

The ELH #2 well was drilled to a total depth of 18,011 feet and production testing was completed. The well was suspended as a potential producer pending availability of water disposal facilities.

(c)  East Lost Hills #3

The ELH #3 well was drilled to a total depth of 21,750 feet, in a separate structural block than the other East Lost Hills wells, and production testing was completed. Initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing or sidetracking.

(d)  East Lost Hills #4 and #9 wells

Testing of the ELH #4 and #9 wells is ongoing and no results from the testing procedures are available at this time.

Management considers that the East Lost Hills Project is at a crossroads with the testing of the ELH #4 and #9 wells.

3.   San Joaquin

The Company held an interest in the Greater San Joaquin Basin Joint Venture. The only active drill prospect in this joint venture was the Pyramid Hills prospect. A well was spud at Pyramid Hills in late November 2001.

The Company has withdrawn from participation in this joint venture and accordingly, no longer has an interest in the Pyramid Hills prospect. The well at Pyramid Hills is a wildcat exploratory well that could cost up to US$25 million.

Investor Relations Activities

During the nine months ended May 31, 2002, the Company terminated the investor relations agreement with Eland Jennings Investor Services ("Eland Jennings"). The Company paid $6,000 to Eland Jennings.



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